November 12, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Aspire Real Estate Investors, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed November 6, 2020
CIK No. 0001800491

Ladies and Gentlemen:

Set forth below are the responses of Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 12, 2020, with respect to Amendment No. 2 to the Company’s registration statement on Form S-11, publicly filed via EDGAR on November 6, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 3 to the Registration Statement via EDGAR (the “Amended Registration Statement”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.  Unless otherwise specified, all references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-4

1.                                      We note that total assets on a pro forma basis does not foot correctly. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised total assets on a pro forma basis in the unaudited pro forma condensed combined balance sheet on page F-4 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-7

2.                                      We note that net income (loss) attributable to noncontrolling interests for the nine months ended September 30, 2020 and for the year ended December 31, 2019 reflect net income amounts. Please revise these amounts to reflect net (loss) for the respective periods and ensure it is revised consistently throughout the filing.

RESPONSE: In response to the Staff’s comment, the Company has revised net income (loss) attributable to noncontrolling interests for the nine months ended September 30, 2020 and for the year ended

December 31, 2019 to reflect net loss for the respective periods on page F-7 of the Amended Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 327-6310.

Sincerely,

/s/ Daniel LeBey

Daniel LeBey

cc:	Daryl J. Carter
Jun Sakumoto
Wesley Wilson
Aspire Real Estate Investors, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP